Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288232

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated June 26, 2025)

Murano Global Investments PLC

129,765,157 Ordinary Shares

This Prospectus Supplement No. 1 (“Prospectus Supplement No. 1”) relates to the Prospectus of Murano Global Investments PLC (“Murano Global Investments”), a public company incorporated under the laws of the Bailiwick of Jersey (“we”, “us”, the “Company”, “Murano Group” or “Murano”), dated June 26, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-288232), relating to the to the offer and sale, from time to time, of 129,765,157 ordinary shares of Murano Global Investments, no par value by the selling securityholders named therein. Capitalized terms used in this Prospectus Supplement No. 1 and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement No. 1 is being filed to update and supplement the information included in the Prospectus with the information contained herein. This Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus and may not be delivered without the Prospectus.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Foreign Private Issuer” in the Prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities. Such risks include that our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is July 7, 2025.

Recent Developments

Murano Announces Enhancements to its Core Strategy with Bitcoin (BTC) Treasury Initiative Following Execution of Up to $500 Million Standby Equity Purchase Agreement (SEPA)

•	Murano to Enhance Existing Core-Strategy
•	21 Bitcoin (BTC) Purchased to Date; Aims to Become a Major BTC Holder
•	Joins BTC Inc & Michael Saylor’s Strategy-Backed Initiative “Bitcoin for Corporations” as Chairman’s Circle Member
•	Significant Proceeds from SEPA Expected to Be Used to Purchase BTC

London, July 7, 2025 – MURANO GLOBAL INVESTMENTS PLC (NASDAQ: MRNO) (“Murano” or the “Company”) today announced an enhancement to its corporate strategy aimed at building a Bitcoin (BTC) Treasury. The Company will continue with its core strategy of developing real estate and operating its Mexican hotel and resort business while simultaneously leveraging its operating cash flows, substantial real estate holdings, and access to capital markets to build a robust Bitcoin Treasury.

This transition is designed to accelerate Murano’s existing strategy of exploring methods to release its long-term capital that is locked in the development of real estate properties to drive greater capital efficiency, unlock balance sheet liquidity, and generate improved yield for shareholders. Such methods to release the long-term capital, as detailed in recent filings, may include:

•	prioritizing the development of assets for sale (such as the residential condominiums planned for the next phase of the Grand Island Cancun project); and

•	the pursuit of sale and leaseback transactions to unlock capital, whilst retaining operational management and future profitability of hotel operations.

As part of its BTC treasury initiative, Murano has recently purchased 21 Bitcoins. Further, on July 1, 2025, Murano joined “Bitcoin for Corporations,” an industry alliance backed by BTC Inc & Michael Saylor’s Strategy focused on accelerating the corporate adoption of Bitcoin as a “Chairman’s Circle Member.”

The Company’s Founder, Chairman and CEO Elias Sacal commented “We’re incredibly excited about enhancing our core strategy with this complementary Bitcoin Treasury initiative. We see Bitcoin as a transformative asset that not only offers long-term growth potential but also strengthens our balance sheet against inflation and systemic risk. ”

Murano’s existing model, enhanced by its Bitcoin Treasury Initiative, includes:

1.
Hospitality operations: Murano is reviewing and exploring new operational  initiatives such as the acceptance of BTC as a payment method and Bitcoin reward programs to further enhance and differentiate the Company’s existing hospitality operations.

2.
Real estate divestitures: As part of the alternatives under evaluation, Murano may consider entering into opportunistic sale-leaseback transactions to increase its liquidity and provide the capital to fund additional BTC investments.

3.
Capital markets activity: Murano entered into an up to $500 million Standby Equity Purchase Agreement (“SEPA”) with Yorkville.  Murano expects to use proceeds from sales of shares under the SEPA for general corporate purposes, including primarily for investing in BTC.

4.	Bitcoin purchases: The Company intends to expand its existing BTC portfolio to create a robust stack over time.

Risk Factors

In addition to the other information set forth in this Prospectus Supplement No. 1, you should carefully consider the risk factors beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

We are exposed to risks relating to our Bitcoin Treasury Initiative and our investment in Bitcoin.

In July 2025, we announced our Bitcoin Treasury Initiative, and we plan to continue to integrate Bitcoin into our regular treasury management activities. Our expansion into such treasury management activities for our Bitcoin holdings subjects us to unforeseen risks, challenges and uncertainties, and there is no guarantee that we will generate revenue from such activities or realize any of the other anticipated benefits of such activities. The transactions in which the Bitcoin treasury function may engage in could involve significant risks. Trading in Bitcoin and Bitcoin-related financial products is a speculative activity. The price of Bitcoin has been subject to significant historical volatility and may be subject to influence from malicious actors, real or perceived scarcity, political, economic, and regulatory conditions, and speculation, making its price more volatile. By investing in Bitcoin, we may become subject to counterparty risk, such as with our Bitcoin custodians and those with whom we transact in Bitcoin or other crypto-currencies. The broader digital assets industry may also be subject to counterparty risks, which could adversely impact the adoption rate, price, and use of Bitcoin. Some of the markets in which we may effect transactions in Bitcoin will not be “exchanged-based”, including “over-the-counter” or “interdealer” markets (i.e., principal to principal contracts between us and third parties entered into privately, rather than on an exchange). As a result, we are not afforded the regulatory and financial protections of an exchange or its clearinghouse (or of the government regulator that oversees such exchange and clearinghouse), and in privately negotiated transactions, the risk of the negotiated price deviating materially from fair value is substantial. This exposes us to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing us to suffer a loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where we have concentrated our transactions with a single or small group of counterparties. Furthermore, there is a risk that any of our counterparties could become insolvent and/or the subject of insolvency proceedings. If one or more of our counterparties were to become insolvent or the subject of insolvency proceedings, there exists the risk that the recovery of Bitcoin from our counterparties, including but not limited to, broker-dealers, will be delayed or be of a value less than the value of the Bitcoin originally entrusted to such counterparty. We may use counterparties located in jurisdictions outside the United States. Such counterparties are subject to the laws and regulations in non-US jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to our assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions involved and the range of possible factual scenarios involving the insolvency of a counterparty, it is impossible to generalize about the effect of their insolvency on us and our assets. All of these events could result in your losing your investment in our shares or your investment being impaired.

The Bitcoin markets have historically experienced significant volatility in price, limited liquidity and trading volumes, relative anonymity, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges and other risks inherent in its entirely electronic, virtual form and decentralized network. Our Bitcoin holdings could significantly impact our financial results and the market price of our listed securities. Our Bitcoin treasury initiative has not been tested over an extended period of time or under different market conditions. Bitcoin and other crypto-currencies are subject to regulatory and legal uncertainty, and governments and regulators may enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions that could impact the price of Bitcoin or our ability to acquire, hold or transfer Bitcoin, and may subject us to increased regulatory scrutiny. If federal or state tax authorities change Bitcoin’s classification, the resulting tax implications could negatively affect us and our stockholders. Additionally, changes in the accounting treatment of our Bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results. Bitcoin does not pay interest or other returns and we can only generate cash from our Bitcoin holdings if we sell our Bitcoin or implement strategies to create income streams or otherwise generate cash by using our Bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our Bitcoin holdings, and any such strategies may subject us to additional risks. If we are unable to sell Bitcoin we hold or acquire, or otherwise generate funds using our Bitcoin holdings, or if we are forced to sell our Bitcoin at a significant loss, our business and financial condition could be negatively impacted. In addition, Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the Bitcoin ecosystem, as well as the Bitcoin and blockchain ledger, digital wallets, and other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities. If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Bitcoin, or other similar circumstances or events occur, we may lose some or all of our Bitcoin and our financial condition and results of operations could be materially adversely affected. Further, to the extent the private keys for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private keys is accessible, neither we nor our custodians would be able to access the Bitcoin held in the related digital wallet. All of these events could result in your investment being impaired.